UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

APPMAIL, INC.

(Exact name of issuer as specified in its charter)

DELAWARE	45-4965038
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

435 WEST 31ST STREET, NEW YORK, NY	10001
(Address of principal executive offices)	(Zip code)

(747) 777-3051

(Registrant’s telephone number, including area code)

In this semi-annual report, the term “AppMail,” “we,” “us” “our” or “the company” refers to AppMail, Inc., a Delaware corporation and its subsidiaries.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

Overview

AppMail is an email technology company that delivers interactive experiences inside of an email, just like one would experience on a website or in a mobile application. We’ve been grinning and bearing the same 1990s email functionality for decades, with little other than superficial aesthetic updates. AppMail is offering a new kind of email through our products.

Results of Operations

Six Months Ended June 30, 2022 (the “Interim 2022”) Compared with Six Months ended June 30, 2021 (the “Interim 2021”)

Revenue

Revenue for Interim 2022 decreased to $22,427, compared to Interim 2021 revenue of $25,013, primarily due to a shift in focus to new markets such as e-commerce, on-line retail from solely serving the airline industry. Sales and grant revenue were the sole components of our revenues during Interim 2022 and Interim 2021.

We derive two major revenue streams from subscription solutions and merchant solutions.

We plan to generate subscription solutions revenues through the sale of subscriptions to our platform, which enable clients to automate inventory into email in real time, send and render a certain quota of interactive emails, utilize a specific targeting method, and access a period of time using our delivery mechanisms and analytics. We also plan to generate associated subscription solutions revenues from the sale of template themes, business mini-apps, and a white label service custom domain service in the near future.

For merchandising plans with online sales generated through our interactive email, we typically charge a transaction fee based on a percentage of gross merchandise value (GMV) sold through the interactive email. We expect to bill our merchants for transaction fees at the end of a 90-day billing cycle.

Expenses

Our total administrative and general expenses during the Interim 2022 decreased to $153,303, which represented a decrease of $45,216, or 22.8%, from the expenses in the same interim period in 2021. The decrease in administrative and general expenses is primarily due to a decrease of $83,258 in payroll (salary and wages) as a result of a more decentralized workforce due to COVID and an increase in engaging contractors at a lower cost basis.

This decrease was partially offset by an increase in office supplies expense by $7,559, an increase in legal and professional fees of $7,140, and increase in subcontractor expenses of $31,133, and an increase in advertising and promotion expenses of $3,903 in Interim 2022.

Cash Flow

The following table summarizes, for Interim Period 2022 and Interim 2021, selected items in our condensed Statements of Cash Flows:

	Six months ended June 30
	2022	2021	$ Change
Net cash (used in) provided by operating activities	$(136,472)	$(205,484)	$69,012
Net cash (used in) provided by investing activities	$0	$0	$0
Net cash provided by financing activities	$788,076	$265,368	$522,708

Cash used by operating activities for Interim 2022 was $136,472 as compared to cash used of $205,484 in Interim 2021. The decrease in cash used by operating activities in Interim 2022 was primarily due to a decrease in expenses and working capital of $45,216 and $26,381.

Cash used in investing activities for Interim 2022 and Interim 2021 was $0.

Cash flows from financing activities increased from $265,368 in Interim 2021 to $788,076 in Interim 2022, primarily from an increase of $794,349 in proceeds received from the company’s Regulation A offering of $794,349, which was offset by a decrease in loans proceeds by $218,900.

As a result of the foregoing, the company’s cash and cash equivalents for Interim 2022 was $705,601 compared to $211,762.

Indebtedness

The company has obtained a $100,000 loan under the Small Business Administration (SBA) programs.. The loan has an annual interest rate of 1.0% and matures on May 15, 2022.

The company has a business credit card account with Chase Bank. This account has a current balance of approximately $24,805.00 and an annual interest rate of 13.0%.

The company also has a commercial loan from Capital One. Shi Li and Duncan Sham, two of the company’s founders, serve as guarantors of the loan. The loan has a five-year term loan, with an annual interest rate of 16.90% and maturity date of May 8, 2023. The current balance is approximately $10,000.

The company has also issued convertible promissory notes totaling $691,934.40 and simple agreements for future equity (SAFEs) totaling $50,000.00.

Trends

Since the end of the period covered in our financial statements, the company has continued receiving funds under its offering of securities under Regulation A. As of July 15, 2022, the company has received a total of $ $865,152 in gross proceeds from its Regualtion A offering and net proceeds of $750,000.

The company's product is primarily used by marketers and marketing agencies. As marketing budgets and expenditures are sensitive to different economic and business conditions, a host of factors beyond the company's control could contribute to fluctuations in these conditions. Such adverse conditions may include, but are not limited to, recessions, economic downturns, local competition or changes in consumer attitudes or habits. These adverse conditions could affect the Company's financial condition, general operations and outlook as a result.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

APPMAIL, INC.

Balance Sheet

As of June 30, 2022

	Jun-22	Dec-21
Assets

Current assets
Cash and cash equivalents	705,601	53,997
Accounts receivable	25,024	25,024
Total current assets	730,625	79,021

Total assets	730,625	79,021

Liabilities and equity

Current liabilities
Accounts and credit cards payable	24,535	76,770
Total current liabilities	24,535	76,770

Long term liabilities
Crowd Notes/SAFE notes outstanding	659,119	106,161
Convertible notes outstanding	50,000	50,000
		-

Total liabilities	733,654	232,931

Equity
Class A common stock (45,000,000 shares of $0.0001 par value authorized, 1,486,742 and 1,86,742 shares issued and outstanding as of June 30, 2022 and Dec 31, 2021.	149	149
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and as of June 30, 2022 and Dec 31, 2021)	2,000	2,000
Additional paid-in capital	1,509,057	1,227,300
Retained earnings	(1,383,359)	(1,055,917)
Net income	(130,876)	(327,442)

Total equity	(3,029)	(153,910)

Total liabilities and equity	730,625	79,021

APPMAIL, INC.

Income Statement

For the period From January 01 to June 30, 2022

	1-Jan-22	1-Jan-21
	to Jun 30, 2022	to Jun 30, 2021
Revenue
Sales & Grant income	22,427	25,013
Gross revenue	22,427	25,013

Administrative and general expenses
Advertising & Promotion	17,680	13,777
Bank Service Charges	604	1,202
Computer – Software	1,251	1,011
Dues & Subscriptions	609	14
Interest Expense	3,404	3,163
Legal and Professional Fees	9,651	2,511
Office Supplies	7,712	153
Payroll Employer Taxes	-	5,000
Payroll Processing Fee	372	248
Payroll Tax Expense	-	2,770
Payroll – Salary & Wages	-	83,258
Postage and Delivery	-	15
Subcontractor	111,153	80,020
Travel Expense	-	4,123
Utilities	654	1,236
web and domain	214	18
Total administrative and general expenses	153,303	198,519
Net income / (loss)	(130,876)	(173,506)

APPMAIL, INC.

STATEMENT OF MEMBERS’ EQUITY

For the period From January 01 to June 30, 2022

	1-Jan-22	1-Jan-21
	to Jun 30, 2022	to Jun 30, 2021
Balance as at January 01	(153,910)	10,366

Owner's Contribution	281,757	40,195

Profit/(Loss) for Six months ending june 30 2021	(130,876)	(173,506)

Balance as at June 30	(3,029)	(122,944)

APPMAIL, INC.

STATEMENT OF CASH FLOWS

For the period From January 01 to June 30, 2022

	1-Jan-22	1-Jan-21
	to Jun 30, 2022	to Jun 30, 2021
Cash Flows From Operating Activities
Sales	22,427	25,013
Expenses	(153,303)	(198,519)
Working capital	(52,235)	(31,978)
Net Cash from Operating Activities	(183,111)	(205,484)

Cash Flows From Investing Activities
None	-
Net Cash Used In Investing Activities	-

Cash Flows From Financing Activitiess
Loan	552,957	225,173
Company Regulation A capital raising	281,757	40,195
Net Cash Provided By Financing Activities	834,714	265,368

Net Change In Cash and Cash Equivalents	651,603	59,884
Cash and Cash Equivalents at Beginning of Period	53,997	151,877
Cash and Cash Equivalents at End of Period	705,601	211,762

APPMAIL, INC.

Balance Sheet

As of June 30, 2022

NOTE 1 - NATURE OF OPERATIONS

APPMAIL, INC. (which may be referred to as the "Company," "we," "us," or "our") develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to AppMail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations.

The Company has seen decrease in the revenue in 2022 and hopes to generate positive operating cash flow from the licensing and distribution of the technology by the end of 2022. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the

Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2022 and December 31, 2021, the Company had $705,601 and $53,997 of cash on hand, respectively.

Cash flows from financing activities increased from $265,368 in Interim 2021 to $834,714 in Interim 2022, primarily from an increase of $281,757 in proceeds received from the company’s Regulation A offering of $281,757, which was offset by a increase in loans proceeds by $327,784.

vFixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset's carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended June 30, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer

•	Identify the performance obligations within the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations

•	Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company's primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Revenue for Interim 2022 decreased to $22,427, compared to Interim 2021 revenue of $25,013, primarily due to a shift in focus to new markets such as e-commerce, on-line retail from solely serving the airline industry

Cost of Revenue

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software's production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of June

30, 2022 and December 31,2021, the Company had $25,024 and $25,024 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development

Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Administrative and General Exp

Our total administrative and general expenses during the Interim 2022 decreased to $153,303, which represented a decrease of $45,216, or 22.8%, from the expenses in the same interim period in 2021. The decrease in administrative and general expenses is primarily due to a decrease of $83,258 in payroll (salary and wages) as a result of a more decentralized workforce due to COVID and an increase in engaging contractors at a lower cost basis.

Software Development Costs

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended June 31, 2022 and 2021.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation - Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

NOTE 4 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification

Under the organizational documents, the Company’s directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company’s maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

The documents listed in the Exhibit Index of this report are incorporated by reference, in each case as indicated below.

EXHIBITS

2.1.	Amended and Restated Certificate of Incorporation*

2.2.	Bylaws, as amended and/or restated*

4.	Form of Subscription Agreement*

6.	Equity Incentive Plan*

8.	Escrow Agreement for Securities Offering*

*	Incorporated by reference as filed with the Company’s Form 1-A (File No. 024-11490)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 26, 2022.

APPMAIL, INC.

/s/ Shi Li
By Shi Li
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Shi Li

By Shi Li

Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director Date: October 26, 2022